EXHIBIT 99.9

CONSENT OF AUTHOR / EXPERT

PATRICIA GONZALEZ

I hereby consent to the use of my name, Patricia Gonzalez, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective December 31, 2023 evaluating the Caylloma Mine of Fortuna Mining Corp. (the “Company”), and the information contained in said technical report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission.

Dated: March 27, 2025

“Patricia Gonzalez”

Patricia Gonzalez, MMSA (QP)